UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: January 23, 2014

By:
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom announces Senior Management Changes

Amsterdam (January 23, 2014)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces changes to its Group Management.

Philip Tohme, currently the Group’s Chief Technology Officer, has been appointed CEO of Djezzy, VimpelCom’s business in Algeria. Vincenzo Nesci will continue as Executive Chairman of Djezzy.

Dmitry Kromskiy, Head of the CIS Business Unit, has decided that after more than 10 years with VimpelCom he will not renew his contract of employment with the Group. Dmitry will leave the Company when his contract ends on January 31, 2014 and he intends to seek other opportunities to develop his career.

In the interim Mikhail Gerchuk, Group Chief Commercial and Strategy Officer, will be appointed acting Head of the CIS Business Unit following Dmitry’s departure.

Jeff McGhie, Group General Counsel & Chief Corporate Affairs Officer, has also decided to leave VimpelCom and will be taking a senior position in the voluntary sector. Jeff will remain with VimpelCom until the end of May 2014.

VimpelCom expects to announce replacements for each of these positions in due course.

In addition to these changes to the Management Board, three appointments to the Group Executive Board (“GEB”) have been made: with immediate effect, Mikhail Gerchuk , Anja Uitdehaag (Group Chief HR Officer) and Philip Tohme (in his capacity as Group CTO) will also join the Group Executive Board.

Jo Lunder, Chief Executive Officer, commented:

“Dmitry Kromskiy and Jeff McGhie have made invaluable contributions to VimpelCom and we wish them good fortune and success in their future careers.

I am very pleased to announce Philip Tohme’s appointment as CEO of Djezzy: with the launch of 3G services in Algeria Philip’s expertise will be invaluable and his leadership will ensure that Djezzy maintains its leading market position. I would like to congratulate Philip, Mikhail and Anja on their new roles and responsibilities and express our collective thanks to Dmitry and Jeff.”

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2013 VimpelCom had 219 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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